

SUPPL

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


SEC MAIL PROCESSING
RECEIVED
FEB 23 2005
WASH. D.C.
152
SECTION

14 February 2005


05006100

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer


PROCESSED
MAR 1 2005
THOMSON
FINANCIAL

Enc.

dlw 3/1



Cue Energy Resources Limited

A.B.N. 45 066 383 971


SEC MAIL PROCESSING
RECEIVED
FEB 23 2005
WASH. D.C.
152
SECTION

RELEASE

Proposed Petrochemical Plant

Port Moresby - Papua New Guinea

Cue Energy Resources Limited (ASX Code: CUE) is pleased to announce that Oil Search Ltd has entered into agreements with Mitsubishi Gas Chemical Company Inc and Itochu Corporation to progress a proposed petrochemical plant to be located at Napa Napa, near Port Moresby. The agreements allow for negotiations on a comprehensive gas supply agreement and plant and market feasibility to begin.

Cue has a 10.72% interest in PRL 8 which contains the Kimu gas field and a 14.89% interest in PRL 9 which contains the Barikewa gas field. Cue's share of recoverable natural gas in each of these fields is approximately 97 BCF and 120 BCF, respectively.

The Company welcomes discussions with Oil Search and other joint venture partners for the supply of gas for the proposed petrochemical plant.

Any queries regarding the announcement should be directed to the Company on (03) 9629 7577 or email mail@cuenrg.com.au.

Andrew Knox
Public Officer

14 February 2005